July 3, 2024

VIA EDGAR & ELECTRONIC MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Eddie Kim
Christina Chalk

Re:     Sila Realty Trust, Inc.
    SC TO-I filed June 13, 2024
    File No. 5-94525

Ladies and Gentlemen:

This letter sets forth the response of Sila Realty Trust, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated June 27, 2024, with respect to the Company’s Schedule TO-I, filed on June 13, 2024, File No. 5-94525 (the “Schedule TO”).

Concurrent with the submission of this letter, we are filing the revised Schedule TO (the “Amendment”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amendment. For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

Eddie Kim
Christina Chalk
U.S. Securities & Exchange Commission
July 3, 2024

Schedule TO-I, filed June 13, 2024
General

1.Please consider paginating your amended filing for ease of reference.

RESPONSE:

In response to the Staff’s comment, we have paginated the revised Offer to Purchase (“Revised Offer to Purchase”) filed with the Amendment.

2.We note the following disclosure under Section "IMPORTANT": "We are not making the Offer to, and will not accept any tendered Shares from, stockholders in any state where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to stockholders in any such state" (emphasis added). Please revise the disclosure in Section 19 "Miscellaneous" to align with more limited disclosure here and to comply with rule 13e-4(f)(8).

RESPONSE:

In response to the Staff’s comment, the Company has amended and supplemented the Schedule TO to revise the disclosure noted in Section 19 “Miscellaneous” noted in the Staff’s comment. The specific changes appear in the first paragraph of Section 19 “Miscellaneous” on page 36 of the Revised Offer to Purchase.

3.We note the following disclosure in the Summary Term Sheet under subsection "What are the most significant conditions to the Offer?": "Each of these conditions is for our sole benefit and may be asserted or waived by us, in whole or in part, at any time and from time to time in our discretion prior to the Expiration Date." We also note the following similar disclosure under Section 6 "Conditions of the Offer": "The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time." If an offer condition is “triggered” while

Eddie Kim
Christina Chalk
U.S. Securities & Exchange Commission
July 3, 2024

an offer is pending, in our view, the offeror must promptly inform shareholders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a condition “at any time and from time to time” may be inconsistent with your obligation in this regard. Please confirm in your response letter that you will promptly notify target shareholders if a condition is triggered while the Offer is pending.

RESPONSE:

The Company confirms that it will promptly notify target shareholders if a condition is triggered while the Offer is pending. In response to the Staff’s comment, the Company has amended and supplemented the Schedule TO to revise the disclosure noted in the Summary Term Sheet under subsection “What are the most significant conditions to the Offer?” and Section 6 “Conditions of the Offer” noted in the Staff’s comment. The specific changes appear on pages 13 and 25, respectively, of the Revised Offer to Purchase.

4.We note the disclosure under "What if purchasers of Shares held by other stockholders cause me to beneficially or constructively own Shares in excess of the ownership limits in the Company's charter?" Explain what is meant by "constructively" here. In addition, expand to provide more details about the transfer of such Shares "to a trust for the benefit of a charitable beneficiary," specifically, how such transfers would be effected and whether the former shareholder would retain any element of control over such Shares. Finally, revise the disclosure document generally to highlight the risk that tenders by other shareholders could potentially result in non-tendering or other shareholders losing custody of their Shares due to these ownership restrictions.

RESPONSE:

The Company respectfully advises the Staff that “constructively,” as defined in the Company’s charter, refers to ownership of shares of the Company’s stock of any class or series, including common stock or preferred stock, by a person, whether the interest in the Company’s stock is held directly or indirectly (including by a nominee), and includes interests that would be treated as owned through the application of Section 318(a) of the Internal Revenue Code of 1986, as amended (the “Code”), as modified by Section 856(d)(5) of the Code. In addition, the transfer of any Shares held in excess of the Company’s ownership limitations shall be automatically transferred to a charitable trust for the benefit

Eddie Kim
Christina Chalk
U.S. Securities & Exchange Commission
July 3, 2024

of a charitable beneficiary unless the affected shareholder received a waiver (prospectively or retroactively) of such ownership limits from the Company’s board of directors. Such transfer would be deemed effective as of the close of business on the business day prior to our acceptance of Shares tendered in the Offer. Any charitable trustee shall be a person unaffiliated with both the Company and any affected shareholder. In addition, the Company shall also designate one or more nonprofit organizations to serve as the beneficiary(ies) of any such charitable trust, provided that each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code. Neither the failure of the Company to designate a charitable beneficiary or to appoint a charitable trustee before the automatic transfer of excess Shares shall make such transfer ineffective, provided that the Company thereafter makes such designation and appointment.

Any shareholder whose excess Shares are transferred to a charitable trust in accordance with the Company’s charter does not retain any element of control over such Shares, including the right to vote or the right to receive dividends or other distributions.

In response to the Staff’s comment, the Company has revised the disclosures in the Summary Term Sheet under the subsections “What is the effect of the Offer?” and “What if purchasers of Shares held by other stockholders cause me to beneficially or constructively own Shares in excess of the ownership limits in the Company’s charter?” and the disclosure in Section 8 “Certain Effects of the Offer.” The specific changes appear on pages 6, 13–14 and 26, respectively, of the Revised Offer to Purchase.

5.In Section 4 "Withdrawal Rights," you state that the Company "will not accept any Shares for payment prior to [5:00 p.m., New York City Time, on the Expiration Date]." In the next sentence, however, you also state that "[s]tockholders may also withdraw Shares tendered at any time on or after July 19, 2024, if their Shares have not been accepted for payment prior to that time." Since July 19, 2024 is the Expiration Date of the offer, it is not clear how tendered Shares could have been accepted and paid for by that date. See Rule 13e-4(f)(2)(ii). Please revise or advise.

Eddie Kim
Christina Chalk
U.S. Securities & Exchange Commission
July 3, 2024

RESPONSE:

In response to the Staff’s comment, the Company has amended and supplemented the Schedule TO to revise the disclosures in Section 4 “Withdrawal Rights” noted in the Staff’s comment. The specific changes appear in the first paragraph of Section 4 “Withdrawal Rights” on page 21 of the Revised Offer to Purchase.

6.Refer to the first set of bullet points under Section 6 "Conditions of the Offer," and the term "contemplated benefits." A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023). Please revise to define or identify the "contemplated benefits" of this offer for purposes of the conditions section.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 23 of the Revised Offer to Purchase to remove the reference to contemplated benefits.

7.Refer to the second set of bullet points under Section 6 "Conditions of the Offer." Please revise to explain what would be considered a "limitation on prices for[] securities on any U.S. national securities exchange or in the over-the-counter market" or delete this language. Similarly, we note the following sub-bullet point: "the commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States" (emphasis added). This condition is without any materiality qualifier on the gravity of such event, without any connection between such event and the Offer, and does not seem to limit such event to one directly involving the United States. In addition, it is unclear what current wars, which may trigger the condition upon a “material acceleration or worsening thereof,” are included in this condition. The broad wording of this offer condition gives rise to illusory offer concerns under Section 14(e) of the Exchange Act and Regulation 14E thereunder, in particular, given

Eddie Kim
Christina Chalk
U.S. Securities & Exchange Commission
July 3, 2024

ongoing international hostilities. Please revise here and elsewhere, including in the Summary Term Sheet, to narrow or qualify these conditions, or advise.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 11-12 and 23 of the Revised Offer to Purchase to remove “or limitation on prices for”, remove the referenced condition regarding material acceleration or worsening thereof, and has revised the referenced condition regarding war to state “in each case which is reasonably likely to have a material adverse effect on the Company or on the Company’s ability to complete the Offer.”

8.Under Section 14 "Certain Information About the Company," we note your disclosure regarding "certain equity grants made by the Company to Christopher Flouhouse on May 6, 2024 in connection with his hiring." Please provide the information required under Item 8 of Schedule TO and Item 1008(b) of Regulation M-A as to this transaction, or advise.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the Revised Offer to Purchase to provide the information required under Item 8 of Schedule TO and Item 1008(b) of Regulation M-A.

If you have any questions or require any additional information, please do not hesitate to contact our counsel, Michael Mills, at Michael.Mills@hklaw.com or by telephone at (813) 227-6324.

Sincerely,

/s/ Michael Seton
Name: Michael Seton
Title: President and Chief Executive Officer

cc: Michael M. Mills, Jr., Esq., Holland & Knight LLP